Exhibit 99.1

Besra discloses preliminary results for FY2013; CEO to Provide Investor Update at
Euro Pacific Capital Conference

Toronto, Ontario – 9 September 2013 –Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) CEO John Seton will be speaking to institutional and high net worth investors at the annual Euro Pacific Capital Global Investment Conference in New York on 10 September 2013.  The one-day event will feature top executives from 59 international public companies involved in mining, transportation and resource exploration and production.

Seton will be presenting the following company highlights and specific data relating to FY2013 as well as outlining plans for the coming year. The Company’s audited annual financial statements and MD&A for the fiscal year ended 30 June 2013 have not yet been filed and figures presented for such period are in draft form and subject to final auditor and Board approval. The Audit Committee of the Company’s Board of Directors has reviewed the figures. However, the figures presented may differ from those contained in the audited annual financial statements of the Company to be filed on or before September 27, 2013.

Corporate Information
ASX & TSX	BEZ
OTCQX	BSRAF
Common Shares/Fully Diluted1	379M/522.9M
Share Price2	CAD$0.05
Market Capitalization	CAD$18.9M
Daily Volume3	212,150
Cash1	US$4M
Debt1	US$49.5M
12 Month EBITDA4	US$18M
1 At 30 June 2013 2 As at 28 June 2013 3 3 month average at June 2013 (TSX) 4 Before stock based compensation, as at 30 June 2013

Consolidated Production Summary	12 months to 30 June 2014 (estimate)	12 months to 30 June 2013	6 months to 30 June 2012	12 months to 31 December 2011
Gold produced (oz)	65-70,000	60,187	20,362	42,868
Cash cost5	US$685	US$840	US$793	US$727
All-in sustaining cost6	US$1,150	US$1,326	US$1,300	US$1,187
Gold sold (oz)	-	52,195	20,711	29,249
Achieved gold price	-	US$1,586	US$1,668	US$1,640
5 Cash cost (per ounce sold) includes mine site operating costs including mining, processing and refining, inventory adjustments, but is exclusive of royalties and environmental fees, amortization and exploration costs.
6 All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs.

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Despite a difficult year for the gold mining industry and investors, Seton will outline positive steps taken by the Company to increase efficiency and reduce costs, plans to monetize the Vietnam assets through a local IPO, as well as highlight progress on the Bau project and plans for expansion of existing operations in Vietnam.

A copy of the presentation can be downloaded from the Besra website.

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
E: ir@besra.com

Besra – www.besra.com
Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Euro Pacific Capital - www.europac.net
Founded in 1997 and headquartered in Westport, Connecticut, Euro Pacific Capital, Inc. is a full-service, registered broker/dealer specializing in foreign markets and securities. Peter Schiff is widely known for his outspoken views on global economics and the potential vulnerabilities of the U.S economy and the U.S. dollar. The firm operates from six regional branches coast to coast and employs more than 40 investment advisors, a team of research analysts, and three divisions - Retail Brokerage, Wealth Management and Capital Markets.

Technical Information
The technical information in this press release has been prepared under the supervision of Mr Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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